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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12 )*

DIGITAL LIGHTWAVE, INC.
(Name of Issuer)
COMMON STOCK, $0.0001 PAR VALUE
(Title of Class of Securities)
253855 10 0
(CUSIP Number)
LOUIS D. SOTO, ESQ.
ORRICK, HERRINGTON & SUTCLIFFE LLP
1000 MARSH ROAD
MENLO PARK, CA 94025
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
MAY 18, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	253855 10 0	Page	1	of	4

1	NAMES OF REPORTING PERSONS: DR. BRYAN J. ZWAN

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

UNITED STATES

	7	SOLE VOTING POWER:

NUMBER OF		153,788,155 (including 141,288,147 shares issuable upon conversion of a secured convertible promissory note)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		153,788,155 (including 141,288,147 shares issuable upon conversion of a secured convertible promissory note)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

153,788,155 (including 141,288,147 shares issuable upon conversion of a secured convertible promissory note)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

87.1%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

[1]	Based on 176,503,478 shares outstanding. Such amount equals the sum of 35,215,331 shares of the Issuer’s Common Stock outstanding as of August 10, 2006 (as reported on the Issuer’s Quarterly Report of Form 10-Q filed with the Securities and Exchange Commission on August 14, 2006), plus 141,288,147 shares of the Issuer’s Common Stock issuable upon the conversion of the Note (as defined below) as of October 4, 2006.

CUSIP No.	253855 10 0	Page	2	of	4

1	NAMES OF REPORTING PERSONS: ZG NEVADA LIMITED PARTNERSHIP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	NEVADA

	7	SOLE VOTING POWER:

NUMBER OF		11,518,750

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		11,518,750

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	11,518,750

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.5%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

[2]	Based on 176,503,478 shares outstanding. Such amount equals the sum of 35,215,331 shares of the Issuer’s Common Stock outstanding as of August 10, 2006 (as reported on the Issuer’s Quarterly Report of Form 10-Q filed with the Securities and Exchange Commission on August 14, 2006), plus 141,288,147 shares of the Issuer’s Common Stock issuable upon the conversion of the Note (as defined below) as of October 4, 2006.

CUSIP No.	253855 10 0	Page	3	of	4

1	NAMES OF REPORTING PERSONS: ZG NEVADA, INC.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	NEVADA

	7	SOLE VOTING POWER:

NUMBER OF		11,518,750

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		11,518,750

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	11,518,750

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.5%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

[3]	Based on 176,503,478 shares outstanding. Such amount equals the sum of 35,215,331 shares of the Issuer’s Common Stock outstanding as of August 10, 2006 (as reported on the Issuer’s Quarterly Report of Form 10-Q filed with the Securities and Exchange Commission on August 14, 2006), plus 141,288,147 shares of the Issuer’s Common Stock issuable upon the conversion of the Note (as defined below) as of October 4, 2006.

CUSIP No.	253855 10 0	Page	4	of	4

1	NAMES OF REPORTING PERSONS: OPTEL CAPITAL, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		142,269,405 (including 141,288,147 shares issuable upon conversion of a secured convertible promissory note)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		142,269,405 (including 141,288,147 shares issuable upon conversion of a secured convertible promissory note)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

142,269,405 (including 141,288,147 shares issuable upon conversion of a secured convertible promissory note)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

80.6%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

[4]	Based on 176,503,478 shares outstanding. Such amount equals the sum of 35,215,331 shares of the Issuer’s Common Stock outstanding as of August 10, 2006 (as reported on the Issuer’s Quarterly Report of Form 10-Q filed with the Securities and Exchange Commission on August 14, 2006), plus 141,288,147 shares of the Issuer’s Common Stock issuable upon the conversion of the Note (as defined below) as of October 4, 2006.

ITEM 1: SECURITY AND ISSUER
     This Amendment No. 12 to Schedule 13D (“Amendment No. 12”) relates to the Common Stock, $0.0001 par value per share (“Common Stock”) of Digital Lightwave, Inc. (the “Issuer”). This Amendment No. 12 amends Amendment No. 11 to Schedule 13D filed by Dr. Zwan, ZG Nevada Limited Partnership, ZG Nevada, Inc. and Optel Capital, LLC (the “Reporting Persons”) with the Securities and Exchange Commission on April 21, 2005 (“Amendment No. 11”). Capitalized terms used but not defined herein shall have the meaning ascribed to them in Amendment No. 11. The Principal executive offices of the Issuer is 5775 Rio Vista Drive, Clearwater, Florida 33760.
ITEM 2: IDENTITY AND BACKGROUND
     Item 2 of Amendment No. 5 to Schedule 13D filed by the Reporting Persons on October 16, 2001 and Amendment No. 7 to Schedule 13D filed by the Reporting Persons on July 21, 2003 is hereby amended and restated in its entirety as follows:
     “(A, B, C and F) This Amendment is being filed by (i) Dr. Bryan J. Zwan, (ii) ZG Nevada Limited Partnership, a limited partnership formed under the laws of the State of Nevada (“ZG Partnership”), (iii) ZG Nevada, Inc., a Nevada corporation (“ZG Inc.”) and (iv) Optel Capital, LLC, a Delaware limited liability company (“Optel”). ZG Inc. is the sole general partner of ZG Partnership, and Dr. Zwan is the sole limited partner of ZG Partnership. Dr. Zwan is the sole shareholder, President and a director of ZG Inc. Dr. Zwan is the sole unitholder and President of Optel.
     Dr. Zwan’s address is c/o Orrick, Herrington & Sutcliffe LLP, 1000 Marsh Road, Menlo Park, California 94025, Attn: Louis D. Soto, Esq. Dr. Zwan’s principal occupation is Chairman of the Issuer. Dr. Zwan is a United States citizen. The principal business of ZG Partnership is investing. The principal office of ZG Partnership is 3000 Bayport Drive, Suite 800, Tampa, Florida 33607. The principal business of ZG Inc. is investing. The principal office of ZG Inc. is 3000 Bayport Drive, Suite 800, Tampa, Florida 33607. The principal business of Optel is investing. The principal office of Optel is 3000 Bayport Drive, Suite 800, Tampa, Florida 33607.
     (D and E) On March 29, 2000, the Securities and Exchange Commission (“SEC”) filed a complaint in the U.S. District Court for the Middle District of Florida alleging that Dr. Zwan violated Sections 17(a)(1), 17(a)(2), and 17(a)(3) of the Securities Act of 1933, as amended, Section 10(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rules 10b-5 and 13b2-2 thereunder, and that he aided and abetted the Issuer’s alleged violations of Sections 13(a) and 13(b)(2) of the Exchange Act, and Rules 13a-13 and 12b-20 thereunder. On October 23, 2001, as part of a settlement between Dr. Zwan and the SEC, the U.S. District Court for the Middle District of Florida entered a judgment prohibiting Dr. Zwan from violating certain “books and records” provisions of the federal securities laws, and imposing a civil penalty of $10,000. Pursuant to the settlement, the SEC dismissed, with prejudice, all allegations that Dr. Zwan had engaged in fraudulent conduct, and Dr. Zwan consented to the entry of the judgment without admitting or denying the SEC’s remaining allegations.
     Except as noted in this subsection, during the last five years, none of Dr. Zwan, ZG Partnership, ZG Inc. nor Optel (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.”
ITEM 4. PURPOSE OF THE TRANSACTION
     Item 4(a)(J) of Amendment No. 5 to Schedule 13D filed by the Reporting Persons on October 16, 2001, is hereby deleted and restated in its entirety by new Item 4(a)(R) as follows:
“(R) On May 18, 2001, ZG Partnership entered into a forward sale agreement (“Agreement VIII”) relating to up to 690,000 shares (the “Base Amount”) of Common Stock. Agreement VIII provides that ZG Partnership will deliver on May 18, 2006 (the “Maturity Date”) a number of shares of Common Stock (or, at the option of ZG Partnership, the cash equivalent of such shares) equal to an amount determined in accordance with the formula set forth therein to CSFB SAILS Corp. As of the Maturity Date, the number of shares ZG Partnership was obligated to deliver to CSFB SAILS Corp. under Agreement VIII was equal to 690,000.

     In connection with Agreement VIII, ZG Partnership entered into the Pledge Agreement dated May 18, 2001 among ZG Partnership, Credit Suisse First Boston International and Credit Suisse First Boston Corporation, pursuant to which ZG Partnership pledged 690,000 shares of Common Stock of the Issuer (the “Pledged Shares”) to CSFB SAILS Corp. to satisfy its obligations under Agreement VIII to CSFB SAILS Corp.
     On the Maturity Date, in accordance with Agreement VIII and the Pledge Agreement, the Pledged Shares were released from the Pledge Agreement and delivered to CSFB SAILS Corp. in full satisfaction of ZG Partnership’s obligations under Agreement VIII.”
     Item 4(a)(K) of Amendment No. 5 to Schedule 13D filed by the Reporting Persons on October 16, 2001, is hereby deleted and restated in its entirety by new Item 4(a)(S) as follows:
“(S) On July 6, 2001, ZG Partnership entered into a forward sale agreement (“Agreement IX”) relating to up to 230,000 shares (the “Base Amount”) of Common Stock. Agreement IX provides that ZG Partnership will deliver on July 6, 2006 (the “Maturity Date”) a number of shares of Common Stock (or, at the option of ZG Partnership, the cash equivalent of such shares) equal to an amount determined in accordance with the formula set forth therein to CSFB SAILS Corp. As of the Maturity Date, the number of shares ZG Partnership was obligated to deliver to CSFB SAILS Corp. under Agreement IX was equal to 230,000.
     In connection with Agreement IX, ZG Partnership entered into the Pledge Agreement dated July 6, 2001 among ZG Partnership, Credit Suisse First Boston International and Credit Suisse First Boston Corporation, pursuant to which ZG Partnership pledged 230,000 shares of Common Stock of the Issuer (the “Pledged Shares”) to CSFB SAILS Corp. to satisfy its obligations under Agreement IX to CSFB SAILS Corp.
     On the Maturity Date, in accordance with Agreement IX and the Pledge Agreement, the Pledged Shares were released from the Pledge Agreement and delivered to CSFB SAILS Corp. in full satisfaction of ZG Partnership’s obligations under Agreement IX.”
     The Reporting Persons hereby report the following additional transactions:
     On March 15, 2005, Optel established an irrevocable letter of credit in the amount of $6.0 million on the Issuer’s behalf and naming MC Test Service Inc. as beneficiary. MC Test Service, Inc. provides outsourced manufacturing services to the Issuer. With the letter of credit in place, MC Test Service, Inc. has extended to the Issuer regular payment terms to pay for purchased production material. On December 16, 2005, Optel renewed the letter of credit for the amount of $2.0 million and extended the expiration date to December 30, 2006.
     On May 22, 2006, Optel established an irrevocable letter of credit in the amount of approximately $278,000 on the Issuer’s behalf naming Highwoods/Florida Holdings, LP (“Highwoods”) as beneficiary. The Issuer leases its principal executive offices from Highwoods. The letter of credit expires on July 31, 2011.
ITEM 5. INTEREST IN SECURITIES OF ISSUER
     The following sections of Item 5 are hereby amended and restated in their entirety as follows:
     “(a) Dr. Zwan may be deemed to be the beneficial owner of 153,788,155 shares (including 141,288,147 shares issuable upon conversion of the Note described below) or approximately 87.1% of the outstanding shares of Common Stock (based on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2006). Each of ZG Partnership and ZG Inc. may be deemed to be the beneficial owner of 11,518,750 shares or approximately 6.5% of the outstanding shares of Common Stock (based on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2006). Optel may be considered beneficially to own 142,269,405 shares of the Issuer’s Common Stock (including 141,288,147 shares issuable upon conversion of the Note described below) or approximately 80.6% of the outstanding shares of Common Stock (based on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2006).
          On September 16, 2004 the Issuer issued Optel a Secured Convertible Promissory Note (the “Note”) evidencing certain loans made by Optel to the Issuer. All or any portion of the Note is convertible into shares of Common Stock at the option of Optel at any time. The conversion price of the Note is based upon the volume-

weighted average trading price of the Common Stock during the five-day period preceding the date of any conversion (the “Applicable Conversion Price”). As of October 4, 2006, the aggregate outstanding principal and accrued interest under the Note was approximately $33.9 million, and the Applicable Conversion Price was approximately $0.24 per share. Accordingly, on October 4, 2006, Optel had the right to convert the Note into an aggregate of 141,288,147 shares of Common Stock.”
     “(b) Number of shares as to which each of Dr. Zwan, ZG Nevada Limited Partnership, ZG Nevada, Inc. and Optel has:
(i)	Sole power to vote or direct the vote: Dr. Zwan has sole power to vote or direct the vote of 153,788,155 shares (including 141,288,147 shares issuable upon conversion of the Note described above) or approximately 87.1% of the outstanding shares of Common Stock (based on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2006). Each of ZG Partnership and ZG Inc. has sole power to vote or direct the vote of 11,518,750 shares of Common Stock or approximately 6.5% of the outstanding shares of Common Stock (based on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2006). Optel has sole power to vote or direct the vote of 142,269,405 (including 141,288,147 shares issuable upon conversion of the Note described above) or approximately 80.6% of the outstanding shares of Common Stock (based on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2006).

(ii)	Shared power to vote or direct the vote:

Not applicable.

(iii)	Sole power to dispose or to direct the disposition of: Dr. Zwan has sole power to dispose or to direct the disposition of 153,788,155 (including 141,288,147 shares issuable upon conversion of the Note described above) or approximately 87.1% of the outstanding shares of Common Stock (based on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2006). Each of ZG Partnership and ZG Inc. has sole power to dispose or direct the disposition of 11,518,750 shares of Common Stock or approximately 6.5% of the outstanding shares of Common Stock (based on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2006). Optel has sole power to dispose or to direct the disposition of 142,269,405 shares (including 141,288,147 shares issuable upon conversion of the Note described above) or approximately 80.6% of the outstanding shares of Common Stock (based on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2006).

(iv)	Shared power to dispose or to direct the disposition of:

Not applicable.”
     “(c) Transactions not previously reported on Schedule 13D:
     The information set forth in Items 4(a)(R) and 4(a)(S) hereto is incorporated herein by reference.”

          After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: October 27, 2006	BRYAN J. ZWAN
	By:	/s/ Bryan J. Zwan
		Name:	Bryan J. Zwan

Dated: October 27, 2006	ZG NEVADA LIMITED PARTNERSHIP By: ZG Nevada, Inc., as General Partner
	By:	/s/ Bryan J. Zwan
		Name:	Bryan J. Zwan
		Title:	President

Dated: October 27, 2006	ZG NEVADA, INC.
	By:	/s/ Bryan J. Zwan
		Name:	Bryan J. Zwan
		Title:	President

Dated: October 27, 2006	OPTEL CAPITAL, LLC
	By:	/s/ Bryan J. Zwan
		Name:	Bryan J. Zwan
		Title:	President

EXHIBIT INDEX

Exhibit
Number	Description
1.	Joint Filing Agreement between Dr. Bryan J. Zwan, ZG Nevada Limited Partnership, ZG Nevada, Inc. and Optel Capital, LLC.